Dreyfus California Municipal Income, Inc.
Statement of Investments

December 31, 2004 (Unaudited)

Long-Term Municipal Investments-92.1%	Principal Amount ($)	Value ($)
California--81.8%		
ABAG Financial Authority For Nonprofit Corps.:		
MFHR (Central Park Apartments)		
5.60%, 7/1/2038	815,000	832,963
Revenue (Sansum-Santa Barbara)		
5.50%, 4/1/2021	2,000,000	2,144,780
California:		
Economic Recovery		
5%, 7/1/2016	500,000	534,715
GO:		
8.307%, 12/1/2018 (Insured; FSA)	375,000 a,b	383,891
5.50%, 4/1/2028	1,000,000	1,077,180
California Health Facilities Financing Authority,		
Revenue:		
Health Facilities Financing		
(Cedars-Sinai Medical Center)		
6.125%, 12/1/2030	1,000,000	1,074,600
(Sutter Health)		
6.25%, 8/15/2035	750,000	844,492
California Pollution Control Finance Authority:		
PCR 9.165%, 6/1/2014	1,000,000 a,b	1,360,530
SWDR:		
(Browning Ferris Industries):		
5.80%, 12/1/2016	2,000,000	1,900,080
6.75%, 9/1/2019	600,000	596,892
(Keller Canyon Landfill Co. Project)		
6.875%, 11/1/2027	1,000,000	1,000,400
California Statewide Communities Development		
Authority, COP (Catholic Healthcare)		
6.50%, 7/1/2020	500,000	558,760
Capistrano Unified School District, Special Tax		
(Community Facilities District Number 98-2-Ladera)		
5.75%, 9/1/2029	1,000,000	1,017,890
Central California Joint Powers Health Financing		
Authority, COP		
(Community Hospitals of Central California)		
6%, 2/1/2030	1,000,000	1,039,490
Contra Costa Water District, Water Revenue		
5%, 10/1/2019 (Insured; FSA)	1,000,000	1,078,900
Escondido Improvement Bond, Act of 1915		
(Reassessment District Number 98)		
5.70%, 9/2/2026	420,000	432,251
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue		
5.75%, 1/15/2040	500,000	505,025
Kaweah Delta Health Care District, Revenue		

6%, 8/1/2034	500,000	537,640
Long Beach Special Tax Community Facilities District Number 5 (Towne Center) 6.875%, 10/1/2025	500,000	522,125
Pomona, COP, General Fund Lease Financing 5.50%, 6/1/2028 (Insured; AMBAC)	1,000,000	1,104,250
Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center) 5.625%, 7/1/2029	430,000	451,289
Redwood Empire Financing Authority, COP 6.40%, 12/1/2023	2,750,000	2,821,913
Sacramento City Financing Authority, Revenue 8.422%, 12/1/2014 (Insured; AMBAC)	570,000 a,b	711,970
Sacramento County, Community Facilities District Number 1, Special Tax 5.70%, 12/1/2020	740,000	758,900
Sacramento County Housing Authority, MFHR (Cottage Estate Apartments) 6%, 2/1/2033	1,000,000	1,053,080
San Diego County, COP: 5.70%, 2/1/2028	1,000,000	930,430
(Burnham Institute) 6.25%, 9/1/2029	1,000,000	1,038,380
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment Project) 5.25%, 8/1/2029	1,000,000	1,025,210
South Placer Authority, Wastewater Revenue 5.25%, 11/1/2027 (Insured; FGIC) (Prerefunded 11/1/2010)	1,000,000 c	1,139,770
Southeast Resource Recovery Facility Authority, 5.25%, 12/1/2018 (Insured; AMBAC)	500,000	552,990
Torrance Redevelopment Agency, Tax Allocation Revenue 5.625%, 9/1/2028	500,000	505,265
Turlock Health Facility, COP (Emanuel Medical Center) 5.75%, 10/15/2023	2,500,000	2,528,750
Valley Health System, HR (Improvement Project) 6.50%, 5/15/2025	500,000	494,390
West Basin Municipal Water District, Revenue, COP: 5.25%, 8/1/2015 (Insured; MBIA) 5.25%, 8/1/2016 (Insured; MBIA)	500,000 500,000	556,650 554,010

U.S. Related--10.3%

Commonwealth of Puerto Rico
  Highway and Transportation Authority,

Transportation Revenue 7.878%, 7/1/2038 (Insured; MBIA)	1,000,000	a,b	1,061,210
Commonwealth of Puerto Rico Infrastructure Financing Authority, Special Tax Revenue 7.685%, 7/1/2015	1,000,000	a,b	1,146,260
Virgin Islands Public Finance Authority, Revenue, Subordinated Lien Fund Loan Notes 6%, 10/1/2022	2,000,000		2,056,080
Total Long-Term Municipal Investments (cost $35,995,153)			37,933,401
Short-Term Municipal Investments-- 6.3%			
California;			
California Health Facilities Financing Authority, HR VRDN (Adventist) 2.20%, (Insured; MBIA)	300,000	d	300,000
California Pollution Control Finance Authority, PCR, VRDN (Pacific Gas and Electric Corp.) 2.20% (LOC; JPMorgan Chase Bank)	1,300,000	d	1,300,000
California Statewide Communities Development Authority, VRDN (University Retirement) 2.21% (Insured; AGIC)	1,000,000	d	1,000,000
Total Short-Term Municipal Investments (cost $2,600,000)			2,600,000
Total Investments (cost $38,595,153)	98.4%		40,533,401
Cash and Receivables (Net)	1.6%		639,009
Net Assets	100.0%		41,172,410

Notes to Statement of Investments:

a Inverse floater security - the interest rate is subject to change periodically.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Directors. At December 31, 2004, these securities amounted $4,663,861 or 11.3% of net assets.

c Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Securities payable on demand. Variable interest rate - subject to periodic change.

e Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.